

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Daniel Hollis
Chief Executive Officer
Dutch Gold Resources, Inc.
3500 Lenox Road, Suite 1500
Atlanta, Georgia 30326

Re: Dutch Gold Resources, Inc.
Item 4.01 Form 8-K
Filed March 21, 2011
File No. 333-72163

Dear Mr. Hollis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 8-K Filed March 21, 2011

1. Please revise the report date on the cover page to represent the date of the earliest event reported, which appears to be March 18, 2011.

2. Please revise the commission file number shown on the cover page, which our records show to be 333-72163, rather than 0-30805.

3. Please revise your disclosure in paragraph (1)(B) to state whether Gruber's reports on the financial statements for either of the years ended December 31, 2009 and December 31, 2008 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please revise the rule reference in paragraph (2) to reflect Item 304(a)(2) of Regulation S-K.

5. Please file an updated letter from Gruber & Company, LLC to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. The updated letter should state whether the former auditor agrees with the statements made in the filing and, if not, stating the respects in which it does not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief